October 20, 2025

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698) - KraneShares Dragon Capital Vietnam Growth Index ETF

Dear Ms. Brutlag:

This letter responds to your comments, discussed in our telephone conversation on August 25, 2025, regarding your review of Post-Effective Amendment No. 440 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares Dragon Capital Vietnam Growth Index ETF (the “Fund”), a series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	The Staff notes that up to 24% of the Underlying Index’s constituents may be foreign ETFs. As such, in a footnote to the Fund’s fee table in the “Fees and Expenses of the Fund” section, please disclose the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more foreign ETFs and note that they are not reflected in the table above. Please also state that these fees and expenses are based on estimated amounts for the current fiscal year.

RESPONSE: The Registrant has added the following row and corresponding footnote to the Fund’s fee table in the “Fees and Expenses of the Fund” section:

Acquired Fund Fees and Expenses***	0.24%

***	“Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares of other investment companies (such as exchange-traded funds). They are not direct operating expenses paid by Fund shareholders and are not used to calculate the Fund’s net asset value (“NAV”). Based on estimated amounts for the current fiscal year.

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Securities and Exchange Commission

October 20, 2025

2.	In the “Principal Investment Strategies” section, please disclose the capitalization requirements for inclusion in the Underlying Index. Please also consider enhancing the disclosure regarding the liquidity requirement.

RESPONSE: The Registrant has revised the third paragraph of the “Principal Investment Strategies” section as follows:

To be an eligible equity security for inclusion in the Underlying Index, the equity security must, among other things: (1) have been listed on HOSE for ~~a minimum of three years~~ at least three calendar years; (2) meet certain governance and listing requirements; (3) ~~meet certain liquidity requirements as measured by the~~ have a turnover ratio (i.e., the average daily turnover divided by the free float adjusted market capitalization) of at least 0.05% for new constituents and 0.04% for existing constituents, except where the 12-month average daily trading value is 50 billion Vietnamese dong (“VND”) or more (approximately $1.9 million U.S. dollars (“USD”) as of September 12, 2025); and (4) meet certain minimum market capitalization requirements (i.e., 1 trillion VND for new constituents and 800 billion VND for existing constituents (approximately $38 million and $30 million USD, respectively, as of September 12, 2025)).

3.	The “Principal Investment Strategies” section notes that the Underlying Index’s ETFs consist of the Diamond ETFs. Please explain or disclose the following: (a) what the Diamond ETFs are; (b) whether they are affiliated funds; (c) whether the Diamond ETFs seek to track the Vietnam Diamond Index; and (d) whether the Diamond ETFs are U.S.-registered ETFs.

RESPONSE: The Registrant has revised the second paragraph of the “Principal Investment Strategies” section as follows:

The Underlying Index is designed to measure the performance of growth stocks listed on the Ho Chi Minh City Stock Exchange (“HOSE”) and includes both equity securities and foreign exchange-traded funds (“ETFs”). The Underlying Index’s equity securities must meet capitalization and liquidity requirements and be listed on HOSE. The Underlying Index’s foreign ETFs consist of the Diamond ETFs, which are foreign ETFs that ~~are listed on HOSE, and provide exposure to high growth~~ track the VN Diamond Index. The Fund currently expects to invest in a foreign ETF which is advised by an affiliate of Dragon Capital Management (HK) Limited (the “Sub-Adviser”). The foreign ETFs are listed on HOSE and are not U.S. registered ETFs. None of the foreign ETFs seek to track the Underlying Index. The Underlying Index invests in foreign ETFs in place of investments in Vietnamese companies that have reached or are nearing their Foreign Ownership Limits (“FOLs”). The FOL of a security is defined as the proportion of share capital of the security that is available for purchase to foreign investors. The implications of a company reaching or nearing its FOL are significant for both the company and foreign investors, as exceeding the limit may lead to consequences including forced divestment or restrictions on future acquisitions.

Securities and Exchange Commission

October 20, 2025

4.	The “Principal Investment Strategies” section mentions foreign ownership limits (“FOLs”). Please explain (a) what an FOL is and (b) what it means for companies to have reached, or be nearing, this FOL.

RESPONSE: The Registrant refers the Staff to the response to comment 3.

5.	The fifth paragraph of the “Principal Investment Strategies” section states, “The asset-to-equity ratio must be with certain ranges, and the banks and capital markets industries are given preferential treatment.” Please explain what it means for the Index Provider to give preferential treatment to the banks and capital markets industries in this context.

RESPONSE: The Registrant has revised the third sentence of the fifth paragraph of the “Principal Investment Strategies” section as follows:

The asset-to-equity ratio must be with certain ranges, ~~and~~ except that companies in the banks ~~and~~ industry are automatically included and companies in the capital markets industry have a different threshold than companies in other industries, which is more favorable ~~are given preferential treatment~~.

6.	The first sentence of the sixth paragraph of the “Principal Investment Strategies” section states the following: “With respect to the growth criteria, the Index Provider selects securities with the highest proprietary growth ratio and selects a minimum of 40 stocks with foreign room available.” Please clarify what is meant by the phrase “foreign room available” in this sentence and whether this means companies that have not reached their FOL.

RESPONSE: The Registrant has revised the first sentence of the sixth paragraph of the “Principal Investment Strategies” section as follows:

With respect to the growth criteria, the Index Provider selects securities with the highest proprietary growth ratio and selects a minimum of 40 stocks with foreign room available (i.e., companies that have not reached their FOL).

7.	Please review the references to Krane in the “Principal Investment Strategies” section and the “Principal Risks” section and consider whether any of those references should include a reference to the Sub-Adviser. In particular, please review the eighth paragraph of the “Principal Investment Strategies” section and “Management Risk” and “Operational and Cybersecurity Risk” in the “Principal Risks” section.

RESPONSE: The Registrant has reviewed the references to Krane in the “Principal Investment Strategies” section and the “Principal Risks” section and has added references to the Sub-Adviser as appropriate.

Securities and Exchange Commission

October 20, 2025

8.	The Staff notes that the “Principal Risks” section includes “Vietnam Risk,” “Asia-Pacific Risk,” “Emerging Markets Risk,” “Frontier Markets Risk” and “Geographic Focus Risk.” Please confirm whether the Fund will invest in the securities of any other emerging or frontier market.

RESPONSE: The Registrant confirms that the Fund currently intends to only invest in Vietnamese securities.

9.	Since the “Principal Risks” section includes “High Portfolio Turnover Risk,” please consider whether disclosure related to active and frequent trading should be added to the “Principal Investment Strategies” section.

RESPONSE: No change was made with respect to this comment. The Registrant notes that since the Fund seeks to track the Underlying Index, it may be possible to have high portfolio turnover depending on what changes there are in the Underlying Index. Accordingly, the Registrant includes this risk disclosure in new index funds due to this possibility. However, once there is a portfolio turnover rate for the Fund, the Registrant will consider whether it is appropriate to remove this disclosure.

10.	Given the capitalization range of the Underlying Index, please consider whether disclosure regarding small- and mid-capitalization company risk should be included in the “Principal Risks” section.

RESPONSE: The Registrant has added risk disclosure related to small- and mid-capitalization companies in the “Principal Risks” section.

11.	Since the Fund tracks an index with significant exposure to an emerging or frontier market, please enhance the existing “Passive Investment and Index Risk” section in the “Principal Risks” section to ensure the following risk factors are included, or explain why such disclosure would not be appropriate:

a.	Potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

b.	Potential significance of such errors on the Fund’s performance;

c.	Limitations on the Adviser’s ability to oversee the Index Provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing; and

d.	Rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

RESPONSE: No change was made in response to this comment. The Registrant believes that these risks are adequately addressed in the Fund’s “Emerging Markets Risk” section and “Passive Investment and Index Risk” section.

Securities and Exchange Commission

October 20, 2025

12.	The Staff notes that the “Principal Risks” section includes “Derivatives Risk,” which mentions “swaps, futures, forwards, structured notes and options.” To the extent these types of derivatives will be used by the Fund, please consider including principal risk disclosures specific to these types of derivatives.

RESPONSE: No change was made in response to this comment.

13.	The Staff notes that the “Principal Risks” section includes “Investments in Investment Companies Risk.” Please clarify in the disclosure that other investment companies include foreign investment companies. Please also address any potential conflicts of interest related to investments in other investments companies, including foreign, in which the Fund may invest, particularly as the Sub-Adviser appears to be affiliated with the Diamond ETFs.

RESPONSE: The Registrant has revised “Investments in Investment Companies Risk” in the “Principal Risks” section as follows:

Investments in Investment Companies Risk. The Fund may invest in other investment companies, including those advised, sponsored or otherwise serviced by Krane, the Sub-Adviser and/or ~~its~~ their affiliates. The Fund will indirectly be exposed to the risks of investments by such funds and will incur its pro rata share of the underlying fund’s expenses. Additionally, investments in ETFs are subject to ETF Risk. Each of Krane and the Sub-Adviser is subject to conflicts of interest in allocating Fund assets to investment companies that are advised, sponsored or otherwise serviced by Krane, the Sub-Adviser and/or ~~its~~ their affiliates. To the extent that the Fund invests in investment companies or other pooled investment vehicles that are not registered pursuant to the 1940 Act, including foreign investment companies, it will not enjoy the protections of the U.S. law.

14.	Pursuant to Item 9(a), (b)(1) and the related instructions of Form N-1A, please disclose the Fund’s investment objective and describe how the Fund intends to achieve its investment objective (i.e., describe the Fund’s principal investment strategies, including the types of securities in which the Fund may invest).

RESPONSE: No change was made with respect to this comment. The Registrant reviewed the requirements of Item 9(a) and (b)(1) and believes that the structure of the prospectus complies with the requirements of Item 9(a) and (b)(1). Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9(a) and (b)(1).

15.	The “Additional Information About the Fund – Additional Information About the Fund’s Underlying Index” section states the following: “The Index Provider is not affiliated with the Fund or Krane.” Please disclose whether the Index Provider is affiliated with the Sub-Adviser.

RESPONSE: The Registrant has revised the second sentence of the “Additional Information About the Fund – Additional Information About the Fund’s Underlying Index” section as follows:

The Index Provider is not affiliated with the Fund ~~or~~, Krane or the Sub-Adviser.

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Securities and Exchange Commission

October 20, 2025

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na
Franklin Na

cc:	Jonathan Krane Odette Gafner James Maund Jonathan Shelon Luke Oliver Krane Funds Advisors, LLC Stacy Fuller K&L Gates LLP